SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

(Commission File No. 333-128660)

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Tevecap S.A.
(Exact name of Registrant as specified in its Charter)

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Av. das Nações Unidas, 7221 - 7(0) andar
São Paulo, SP Brazil, 05425-902
(Address of Registrant’s principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TEVECAP S.A. (Registrant)

By:	/s/ Leila Abraham Loria
Name: Leila Abraham Loria
Title: Chief Executive Officer

By:	/s/ Carlos Eduardo Malagoni
Name: Carlos Eduardo Malagoni
Title: Chief Financial Officer

Date: July 19, 2007

Attachment

1. Press release issued by Editora Abril S.A., an affiliate of Tevecap S.A., dated July 18, 2007.

TVA/Telefônica Association

São Paulo, July 18, 2007 - The Abril Group, the controller of TVA, is very pleased to announce that the National Telecommunications Agency (Anatel) has granted previous approval, form the regulatory viewpoint, to its strategic partnership with Telefônica, as made public last October.

The association will permit competition in the currently heavily concentrated convergent market. Competition translates into benefits for subscribers, both in terms of multiservice offers and pricing.

The operation joins Abril Group's expertise as a major Brazilian segmented content producer with Telefônica Group's acknowledged competency in the telecommunications segment. The strategic partnership with Telefônica potentializes Abril Group-produced segmented content distribution possibilities and consolidates media and telecommunications convergence trends.

With Anatel's approval, the Abril Group will now dedicate even more efforts to content production, including Pay TV, to contribute to more Brazilians having access to quality information in the most diverse platforms.

The Association

The Abril Group and Telefônica announced, on October 29, 2006, a strategic partnership and agreement for the sale of a part of TVA's shares to Telefônica. The operation was structured in such a manner as to guarantee that the new partnership's shareholding would comply with the legal requirements that control the sector.

Press contacts - TVA
LVBA Comunicação (www.lvba.com.br) - Tel.: (11) 3039-0660
Cláudia d'Amato (claudia.damato@lvba.com.br) - Tel.: (11) 3039-0659 / (11) 9171-0546
Cristiane Pinheiro (cristiane.pinheiro@lvba.com.br) - Tel.: (11) 3039-0665 / (11) 9992-9436